

January 29, 2013

<u>Via E-Mail</u>
Chunfeng Lu
President, Treasurer and Secretary
Basta Holdings, Corp.
Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong
Shanghai, China 200120

      Re: Basta Holdings, Corp.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 16, 2013
              File No. 333-185572

Dear Ms. Lu:

We have reviewed your registration statement and have the following comments.

<u>Sales and Marketing Strategy, page 23</u>

1. We note your response to comment 9 in our letter dated January 14, 2013. We note disclosure that Liang Wei Wang is your sole officer and director of the company. We also note disclosure throughout the filing that Ms. Lu is your sole officer and director. Please revise to make your disclosure consistent.

<u>Exhibit 10.2, Subscription Agreement</u>

2. Please delete the language in the subscription agreement requiring the subscriber to acknowledge that he/she has "read" all of the information contained in the prospectus.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

              Sincerely,

              /s/ Pamela Long

              Pamela Long
              Assistant Director

Cc: <u>Via Email</u>
        Scott Doney, Esq.